Copa Holdings' Consolidated Traffic for June Grows 28.3%

PANAMA CITY, July 7, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for June 2011:

Copa Holdings (Total System)	June	June	Change
	2011	2010	(%)
ASM (mm) (1)	1,055.5	867.4	21.7%
RPM (mm) (2)	812.8	633.6	28.3%
Load Factor (3)	77.0%	73.0%	4.0p.p
International Service
ASM (mm) (1)	969.0	759.1	27.7%
RPM (mm) (2)	744.8	552.0	34.9%
Load Factor (3)	76.9%	72.7%	4.1p.p
Domestic Service
ASM (mm) (1)	86.5	108.3	-20.2%
RPM (mm) (2)	68.1	81.6	-16.6%
Load Factor (3)	78.7%	75.3%	3.4p.p
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of June 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 28.3%, while capacity (ASM) increased 21.7%. System load factor for June 2011 was 77.0%, a 4.0 percentage point increase when compared to June 2010.

International passenger traffic grew 34.9%, while capacity increased 27.7%. This resulted in a load factor of 76.9%, a 4.1 percentage point increase when compared to June 2010. For the month, International capacity represented 91.8% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 16.6%, as capacity decreased 20.2%. As a result, domestic load factor for the month increased 3.4 percentage points to 78.7%. For the month, domestic capacity represented 8.2% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 55 destinations in 27 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, Director-Investor Relations, +11-507-304-2677